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          UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
     WASHINGTON, D.C.  20549

           FORM N-17f-2

     Certificate of Accounting of
       Securities and Similar
    Investments in the Custody of
   Management Investment Companies
 Pursuant to Rule 17f-2 [17 CFR 270.17F-2]

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  1. Investment Company Act File Number:                                                Date examination completed:

     811-03313, 811-05309, 811-07687                                                    January 31, 2001
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  2. State identification Number:
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      AL                   AK                  AZ                   AR                  CA                    CO
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      CT                   DE                  DC                   FL                  GA                    HI
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      ID                   IL                  IN                   IA                  KS                    KY
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      LA                   ME                  MD                   MA                  MI                    MN
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      MS                   MO                  MT                   NE                  NV                    NH
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      NJ                   NM                  NY                   NC                  ND                    OH
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      OK                   OR                  PA                   RI                  SC                    SD
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      TN                   TX                  UT                   VT                  VA                    WA
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      WV                   WI                  WY                   PUERTO RICO
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      Other (specify):
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  3. Exact name of investment company as specified in registration statement:

     First American Funds Inc.
     First American Investment Funds Inc.
     First American Strategy Funds Inc.

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  4. Address of principal executive office (number, street, city, state, zip code):

     800 Nicollet Mall
     Minneapolis, MN 55402
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

     THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                SEC 2198 (11-91)

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                        Report of Independent Accountants

To the Board of Directors of
   First American Funds, Inc.

We have examined management's assertion, included in the accompanying "Report of Management on Compliance with Rule 17f-2 of the Investment Company Act of 1940," that the Government Obligations Fund, Prime Obligations Fund, Tax Free Obligations Fund and Treasury Obligations Fund of First American Funds, Inc. (referred to collectively as "the Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 ("the Act") as of January 31, 2001 with respect to securities and similar investments reflected in the investment accounts of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of January 31, 2001, and with respect to agreement of security and similar investment purchases and sales or maturities, for the period from December 31, 2000 (the date of last examination) through January 31, 2001:

     - Count and inspection of all securities and similar investments located in the vault of U.S. Bank National Association ("the Custodian") in St. Paul, Minnesota, without prior notice to management;

     - Confirmation of all securities and similar investments held by institutions in book entry form (Federal Reserve Bank of Minneapolis, Bankers Trust Company and Depository Trust Company);

     - Confirmation of all securities and similar investments hypothecated, pledged, placed in escrow or out for transfer with brokers, pledgees and/or transfer agents;

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                                       2


     - Reconciliation of confirmation results as to all such securities and investments to the books and records of the Funds and the Custodian;

     - Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Custodian records; and

     - Agreement of one investment purchase and three investment sales or maturities since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, the Funds complied, in all material respects, with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2001, with respect to securities and similar investments reflected in the investment accounts of the Funds.

This report is intended solely for the information and use of the board of directors and management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                           /s/ Ernst & Young LLP

April 24, 2001

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               Report of Management on Compliance with Rule 17f-2
                      of the Investment Company Act of 1940

I, as a member of management of the Government Obligations Fund, Prime Obligations Fund, Tax Free Obligations Fund and Treasury Obligations Fund of the First American Funds, Inc. (referred to collectively as "the Funds"), am responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. I am also responsible for establishing and maintaining effective internal control over compliance with those requirements. I have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of January 31, 2001.

Based on this evaluation, I assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2001, with respect to securities and similar investments reflected in the investment accounts of the Funds.

By:  /s/ Robert H. Nelson
    --------------------------------
     Robert H. Nelson
     Senior Vice President
     First American Asset Management, Inc.

                        Report of Independent Accountants

To the Board of Directors of
   First American Investment Funds, Inc.

We have examined management's assertion, included in the accompanying "Report of Management on Compliance with Rule 17f-2 of the Investment Company Act of 1940," that the Fixed Income Fund, Corporate Bond Fund, Intermediate Term Income Fund, Limited Term Income Fund, Strategic Income Fund, Arizona Tax Free Fund, California Intermediate Tax Free Fund, California Tax Free Fund, Colorado Intermediate Tax Free Fund, Colorado Tax Free Fund, Intermediate Tax Free Fund, Minnesota Intermediate Tax Free Fund, Minnesota Tax Free Fund, Oregon Intermediate Tax Free Fund, Tax Free Fund, Balanced Fund, Equity Income Fund, Equity Index Fund, Large Cap Growth Fund, Large Cap Value Fund, Mid Cap Growth Fund, Mid Cap Value Fund, Small Cap Growth Fund, Small Cap Value Fund, Emerging Markets Fund, International Fund, Health Sciences Fund, Real Estate Securities Fund and Technology Fund of First American Investment Funds, Inc. (referred to collectively as "the Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 ("the Act") as of January 31, 2001 with respect to securities and similar investments reflected in the investment accounts of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of January 31, 2001, and with respect to agreement of security and similar investment purchases and sales or maturities, for the period from December 31, 2000 (the date of last examination) through January 31, 2001:

     - Count and inspection of all securities and similar investments located in the vault of U.S. Bank National Association ("the Custodian") in St. Paul, Minnesota, without prior notice to management;

     - Confirmation of all securities and similar investments held by institutions in book entry form (Federal Reserve Bank of Minneapolis, Bankers Trust Company and Depository Trust Company);

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                                       2


     - Confirmation of all securities and similar investments hypothecated, pledged, placed in escrow or out for transfer with brokers, pledgees and/or transfer agents;

     - Reconciliation of confirmation results as to all such securities and investments to the books and records of the Funds and the Custodian;

     - Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Custodian records; and

     - Agreement of ten investment purchases and nine investment sales or maturities since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, the Funds complied, in all material respects, with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2001, with respect to securities and similar investments reflected in the investment accounts of the Funds.

This report is intended solely for the information and use of the board of directors and management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                           /s/ Ernst & Young LLP

April 24, 2001

               Report of Management on Compliance with Rule 17f-2
                      of the Investment Company Act of 1940

I, as a member of management of the Fixed Income Fund, Corporate Bond Fund, Intermediate Term Income Fund, Limited Term Income Fund, Strategic Income Fund, Arizona Tax Free Fund, California Intermediate Tax Free Fund, California Tax Free Fund, Colorado Intermediate Tax Free Fund, Colorado Tax Free Fund, Intermediate Tax Free Fund, Minnesota Intermediate Tax Free Fund, Minnesota Tax Free Fund, Oregon Intermediate Tax Free Fund, Tax Free Fund, Balanced Fund, Equity Income Fund, Equity Index Fund, Large Cap Growth Fund, Large Cap Value Fund, Mid Cap Growth Fund, Mid Cap Value Fund, Small Cap Growth Fund, Small Cap Value Fund, Emerging Markets Fund, International Fund, Health Sciences Fund, Real Estate Securities Fund and Technology Fund of the First American Investment Funds, Inc. (referred to collectively as "the Funds"), am responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. I am also responsible for establishing and maintaining effective internal control over compliance with those requirements. I have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of January 31, 2001.

Based on this evaluation, I assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2001, with respect to securities and similar investments reflected in the investment accounts of the Funds.

By:  /s/ Robert H. Nelson
    --------------------------------
     Robert H. Nelson
     Senior Vice President
     First American Asset Management, Inc.

                        Report of Independent Accountants

To the Board of Directors of
   First American Strategy Funds, Inc.

We have examined management's assertion, included in the accompanying "Report of Management on Compliance with Rule 17f-2 of the Investment Company Act of 1940," that the Strategy Aggressive Growth Fund, Strategy Growth Fund, Strategy Growth and Income Fund and Strategy Income Fund of First American Strategy Funds, Inc. (referred to collectively as "the Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 ("the Act") as of January 31, 2001 with respect to securities and similar investments reflected in the investment accounts of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of January 31, 2001, and with respect to agreement of security and similar investment purchases and sales or maturities, for the period from December 31, 2000 (the date of last examination) through January 31, 2001:

     - Confirmation of securities held directly with the transfer agent (DST Systems, Inc.);

     - Confirmation of all securities and similar investments hypothecated, pledged, placed in escrow or out for transfer with brokers, pledgees and/or transfer agents;

     - Reconciliation of confirmation results as to all such securities and investments to the books and records of the Funds and U.S. Bank National Association; and

     - Agreement of two investment purchases since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, the Funds complied, in all material respects, with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2001, with respect to securities and similar investments reflected in the investment accounts of the Funds.

This report is intended solely for the information and use of the board of directors and management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                           /s/ Ernst & Young LLP

April 24, 2001

               Report of Management on Compliance with Rule 17f-2
                      of the Investment Company Act of 1940

I, as a member of management of the Strategy Aggressive Growth Fund, Strategy Growth Fund, Strategy Growth and Income Fund and Strategy Income Fund of the First American Strategy Funds, Inc. (referred to collectively as "the Funds"), am responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. I am also responsible for establishing and maintaining effective internal control over compliance with those requirements. I have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of January 31, 2001.

Based on this evaluation, I assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2001, with respect to securities and similar investments reflected in the investment accounts of the Funds.

By:  /s/ Robert H. Nelson
    --------------------------------
     Robert H. Nelson
     Senior Vice President
     First American Asset Management, Inc.